JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

14 August 2003


03029367

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Report for the quarter ended
30 June 2002 - **7 August 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

WESTERN AREAS LIMITED



INVESTING IN PROSPERITY

Quarterly results ended 30 June 2003

PRODUCTION AND UNIT RESULTS

Year ended 31.12.02	Quarter ended 31.03.03	Quarter ended 30.06.03				Quarter ended 30.06.03	Quarter ended 31.03.03	Year ended 31.12.02
	IMPERIAL						METRIC	
995	231	**252**	tons	Ore milled (000)	tonnes	**228**	210	903
0.198	0.214	**0.225**	oz/ton	Yield	g/tonne	**7.73**	7.30	6.79
197,419	49,322	**56,735**	oz	Gold produced	kg	**1,766**	1,534	6,141
195,297	43,942	**62,115**	oz	Gold sold	kg	**1,951**	1,367	6,075
196	263	**274**	US$/oz	Cash costs	R/kg	**65,980**	70,464	66,070
226	289	**347**	US$/oz	Total production costs	R/kg	**83,549**	77,381	76,262
291	299	**327**	US$/oz	Gold price achieved	R/kg	**78,159**	79,992	98,189
42	12	**14**	US$m	Capital expenditure	Rm	**105**	98	437
25	25	**24**	US$m	Capital commitment at end of period	Rm	**176**	208	214

ABRIDGED INCOME STATEMENT

	Notes	Quarters ended 30.06.03 Unaudited Rm	31.03.03 Unaudited Rm	Year ended 31.12.02 Audited Rm
Gold revenue		**152.4**	109.3	596.5
Total production costs		**(147.5)**	(118.7)	(468.4)
Production costs – cash		**(116.5)**	(108.1)	(405.8)
Production costs – non cash		**(31.0)**	(10.6)	(62.6)
Operating profit/(loss) from gold		**4.9**	(9.4)	128.1
Other income	1/2	**71.3**	68.6	111.6
Administration and other costs		**(7.1)**	(5.0)	(48.8)
Derivative transaction income/(costs)	6	**13.4**	59.7	(51.2)
Hedge position closure costs		**–**	–	(592.5)
Non-recurring costs		**–**	–	(9.0)
Profit/(loss) before taxation		**82.5**	113.9	(461.8)
Taxation		**(38.8)**	(38.2)	185.2
Minority interest in profit		**(0.9)**	(2.2)	(3.9)
Attributable profit/(loss) after taxation		**42.8**	73.5	(280.5)
Headline earnings/(loss) per share		**36**	58	(289)
Earnings/(loss) per share		**41**	70	(266)
Number of issued shares (million)		**105.4**	105.4	105.4

ABRIDGED CASH FLOW STATEMENT

	Quarters ended 30.06.03 Unaudited Rm	31.03.03 Unaudited Rm	Year ended 31.12.02 Audited Rm
Cash flow from/(utilised in) operating activities	**14.2**	(1.1)	(422.8)
Cash flow utilised in investing activities	**(7.4)**	(27.1)	(441.8)
Cash flow utilised in financing activities	**(10.7)**	(10.4)	–
Net decrease in cash and cash equivalents	**(3.9)**	(38.6)	(864.6)
Cash and cash equivalents:			
– at beginning of period	**41.6**	76.4	1,104.1
– effect of exchange rate fluctuations on cash held	**1.9**	3.8	(163.1)
– at end of period	**39.6**	41.6	76.4

NOTES TO THE ABRIDGED FINANCIAL STATEMENTS

1. Other income includes the profit on the sale of Randgold & Exploration Company Limited ("Randgold") shares of R62.8 million.
2. 3 101 660 Randgold shares were sold during the quarter under review.
3. Adjustments have been made to the financial instruments to reflect the fair value of these instruments at the end of the period in terms of AC133.
4. No adjustment has been made to reflect mining assets at their fair value. These assets are in the process of been revalued jointly with Placer Dome South Africa (Pty) Limited.
5. 'Gold produced' represents the kilograms or ounces of gold which have entered the metallurgical process, while 'Gold sold' represents dispatches from the mine to the refinery.
6. The March Quarterly results have been restated on account of an error in the computation of the option premium payable. The impact on profit after tax is R22 million and is mirrored by a corresponding adjustment on the balance sheet.
7. Headline earnings excludes the royalty received by Barnato Exploration Limited from Golden Star Resources, which formed part of the disposal consideration for Prestea.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of shares issued and paid Millions	Share capital Rm	Share premium Rm	Reserve Rm	Retained earnings/ (Accumulated deficit) Rm	Total Rm
Balance as at 31 December 2002	105.4	105.4	1,863.5	–	(217.0)	1,751.9
Attributable profit	–	–	–	–	116.3	116.3
Adjustment to fair value	–	–	–	(353.7)	–	(353.7)
Balance as at 30 June 2003	**105.4**	**105.4**	**1,863.5**	**(353.7)**	**(100.7)**	**1,514.5**

BASIS OF ACCOUNTING

The quarterly results are prepared in accordance with South African Statements of Generally Accepted Accounting Practice.

The Group Financial Statements incorporate the assets, liabilities and results of the operations of Western Areas Limited ("Western Areas") and its subsidiaries on a consolidated basis.

ABRIDGED BALANCE SHEET

	Notes	Quarters ended 30.06.03 Unaudited Rm	31.03.03 Unaudited Rm	Year ended 31.12.02 Audited Rm
ASSETS				
Mining assets	4	**3,142.2**	3,055.1	2,976.1
Deferred premium costs		**1,009.0**	1,077.7	1,148.8
Listed investments	2	**92.4**	167.5	61.5
Cash and cash equivalents		**39.6**	41.6	76.4
Other assets		**237.2**	243.6	228.5
EQUITY AND LIABILITIES				
Shareholders' equity	3	**1,514.5**	1,519.4	1,751.7
Outside shareholders' equity		**25.7**	24.7	22.5
Deferred taxation		**(104.2)**	(148.4)	176.7
Option premium payable	6	**1,245.3**	1,289.2	1,382.2
Deferred premium income		**907.9**	958.0	1,009.7
Hedge liability		**777.7**	785.8	–
Other liabilities		**153.5**	156.8	148.5

OPEN HEDGE POSITIONS

Years to December	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Put options bought													
Amount hedged (oz 000s)	**102**	210	215	205	206	214	209	214	200	206	205	98	2,285
Strike price ($/oz)	**278.2**	268.2	278.2	288.2	288.2	288.2	293.2	303.2	313.2	313.2	323.2	333.2	
Call options sold													
Amount hedged (oz 000s)	**68**	162	166	157	158	165	161	165	154	158	158	76	1,748
Strike price ($/oz)	**278.7**	268.7	278.7	288.7	288.7	288.7	293.7	303.7	313.7	313.7	323.7	333.7	
Call options bought													
Amount hedged (oz 000s)	**37**	87	89	85	85	89	87	89	83	86	85	41	943
Strike price ($/oz)	**278.7**	288.7	298.7	308.7	323.7	333.7	348.7	358.7	373.7	398.7	413.7	428.7	
Call options sold													
Amount hedged (oz 000s)	**27**	65	66	63	63	66	64	66	62	63	63	30	699
Strike price ($/oz)	**288.7**	303.7	318.7	333.7	348.7	363.7	378.7	393.7	408.7	423.7	438.7	453.7	
Call options sold													
Amount hedged (oz 000s)	**19**	42	21										82
Strike price ($/oz)	**310.0**	310.0	310.0										310.0
Call options bought													
Amount hedged ($m's)	**10**												10
Strike price ($/R)	**8.0000**												8.0000
Call options sold													
Amount hedged ($m's)	**10**												10
Strike price ($/R)	**8.6200**												8.6200

LETTER TO SHAREHOLDERS

Attributable profit after taxation for the June quarter amounted to R42.8 million compared to R73.5 million for the previous quarter. The decline in attributable profit after taxation, despite an increase in gold revenue of 39% quarter on quarter, was offset by a lessor provision of R13.4 million in terms of the present value adjustment for the derivative transaction relative to the March quarter of R59.7 million. This swing in derivative transaction non-cash provisions relates primarily to a revaluation of the deferred premium payable on the back of a slow down in the appreciation of the Rand and a drop in the United States interest rate yield curve quarter on quarter. Gold production increased by 15% in the June quarter, as the effects of the backfill plant fire on 83 Level dissipated, and productivity levels improved relative to the first quarter's lackluster results, although the Easter break during the current quarter caused a slight impact on production. The strong growth in gold revenue for the quarter was achieved on the back of improved gold production and a reduction in gold inventories, although the latter is also reflected in the increase in operating costs for the quarter.

The yield continued to improve quarter on quarter, at 7.73g/t compared to 7.30g/t in the March quarter, reflecting the higher grades being achieved as improved grade and dilution control initiatives implemented at South Deep pay-off, in addition to higher in-situ grades currently being encountered, which is anticipated to continue for the remainder of this year. The trend of improvement in performance of South Deep is anticipated to continue as the project phase ends, and the utilization of the new infrastructure commences. Total production costs increased to R147.5 million from R118.7 million, primarily as a consequence of the inventory reduction as reflected in the increased revenue, and a write-off of the backfill plant following the fire, resulting in total production costs per kilogram increasing by 8% to R83,549 per kilogram from R77,381 per kilogram. The cash costs decreased by 6% to R65,980 per kilogram from R70,464 per kilogram.

The proposed disposal of Barnato Exploration Limited ("Barnex") is in process, and is anticipated to be completed by 30 September 2003. The tradeable instruments received in terms of the proposed Barnex disposal will be utilised, in conjunction with existing investments, to fund the Company's portion of the South Deep joint venture expenditure.

The final commissioning of the South Deep Shaft (Twin Shaft Complex) is scheduled to be completed in December 2003. Development of the Twin Shaft Complex and supporting infrastructure continues to be one of our main areas of focus in this long life, world class asset.

Brett Kebble
Chief Executive Officer

Chris Lamprecht
Financial Director

Johannesburg
7 August 2003

CONTACT DETAILS

WESTERN AREAS LIMITED
28 Harrison Street
Johannesburg, 2001
PO Box 61719, Marshalltown, 2107
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 834-9195*

OFFICE OF SOUTH AFRICAN TRANSFER SECRETARIES
Computershare Limited
70 Marshall Street,
Johannesburg, 2001
PO Box 1053, Johannesburg, 2000
Telephone: *+27 (11) 370-5000*
Fax: *+27 (11) 372-5271/2*

OFFICE OF UK TRANSFER SECRETARIES
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

INVESTOR RELATIONS
George Poole
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 836-3757*
email: *gpoole@jci.co.za*

For more information visit our website at www.westernareas.co.za

REGISTRATION NUMBER 1959/003209/06 • INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA • ISIN: ZAE000016549 • SHARE CODE: WAR



WESTERN AREAS LIMITED



BELEGGING IN VOORSPOED

Kwartaallikse resultate geëindig 30 Junie 2003

PRODUKSIE- EN EENHEIDRESULTATE

Jaar geëindig 31.12.02	Kwartaal geëindig 31.03.03	Kwartaal geëindig 30.06.03				Kwartaal geëindig 30.06.03	Kwartaal geëindig 31.03.03	Jaar geëindig 31.12.02
	IMPERIAAL						METRIEK	
995	231	**252**	ton	Erts gemaal (000)	ton	**228**	210	903
0.198	0.214	**0.225**	ons/ton	Opbrengs	g/ton	**7.73**	7.30	6.79
197,419	49,322	**56,735**	ons	Goud geproduseer	kg	**1,766**	1,534	6,141
195,297	43,942	**62,115**	ons	Goud verkoop	kg	**1,951**	1,367	6,075
196	263	**274**	VSA$/ons	Kontantkoste	R/kg	**65,980**	70,464	66,070
226	289	**347**	VSA$/ons	Totale produksiekoste	R/kg	**83,549**	77,381	76,262
291	299	**327**	VSA$/ons	Goudprys behaal	R/kg	**78,159**	79,992	98,189
42	12	**14**	VSA$m	Kapitaalbesteding	Rm	**105**	98	437
25	25	**24**	VSA$m	Kapitaalverbintenisse aan einde van tydperk	Rm	**176**	208	214

VERKORTE INKOMSTESTAAT

	Aantekeninge	Kwartaal geëindig 30.06.03 Ongeouditeer Rm	Kwartaal geëindig 31.03.03 Ongeouditeer Rm	Jaar geëindig 31.12.02 Geouditeer Rm
Goudinkomste		**152.4**	109.3	596.5
Totale produksiekoste		**(147.5)**	(118.7)	(468.4)
Produksiekoste – kontant		**(116.5)**	(108.1)	(405.8)
Produksiekoste – nie-kontant		**(31.0)**	(10.6)	(62.6)
Bedryfswins/(verlies) uit goud		**4.9**	(9.4)	128.1
Diverse inkomste	1/2	**71.3**	68.6	111.6
Administrasie en ander koste		**(7.1)**	(5.0)	(48.8)
Inkomste uit/(koste van) afgeleide transaksies	6	**13.4**	59.7	(51.2)
Koste van skansboekafsluiting		**–**	–	(592.5)
Eenmalige koste		**–**	–	(9.0)
Wins/(verlies) voor belasting		**82.5**	113.9	(461.8)
Belasting		**(38.8)**	(38.2)	185.2
Minderheidsbelang in wins		**(0.9)**	(2.2)	(3.9)
Toeskryfbare wins/(verlies) na belasting		**42.8**	73.5	(280.5)
Wesensverdienste/(verlies) per aandeel		**36**	58	(289)
Verdienste/(verlies) per aandeel		**41**	70	(266)
Getal uitgereikte aandele (miljoen)		**105.4**	105.4	105.4

VERKORTE KONTANTVLOEISTAAT

	Kwartaal geëindig 30.06.03 Ongeouditeer Rm	Kwartaal geëindig 31.03.03 Ongeouditeer Rm	Jaar geëindig 31.12.02 Geouditeer Rm
Kontantvloei uit/(aangewend in) bedryfsaktiwiteite	**14.2**	(1.1)	(422.8)
Kontantvloei aangewend in beleggingsaktiwiteite	**(7.4)**	(27.1)	(441.8)
Kontantvloei aangewend in finansieringsaktiwiteite	**(10.7)**	(10.4)	–
Netto afname in kontant en kontantekwivalente	**(3.9)**	(38.6)	(864.6)
Kontant en kontantekwivalente			
aan begin van tydperk	**41.6**	76.4	1,104.1
uitwerking van wisselkoersskommelinge op kontant besit	**1.9**	3.8	(163.1)
aan einde van tydperk	**39.6**	41.6	76.4

AANTEKENINGE BY DIE VERKORTE FINANSIËLE STATE

1. Diverse inkomste sluit in die wins op die verkoop van aandele in Randgold & Exploration Company Limited ("Randgold") van R62.8 miljoen.
2. 3 101 660 Randgold-aandele is gedurende die verslagdoeningskwartaal van die hand gesit.
3. Die finansiële instrumente is herwaardeer tot hulle billike waarde aan die einde van die tydperk ooreenkomstig RE133.
4. Geen aanpassing is gedoen om mynboubates teen hul billike waarde te toon nie. Die bates word tans in samewerking met Placer Dome South Africa (Pty) Limited herwaardeer.
5. 'Goud geproduseer' verteenwoordig die kilogram of ons goud wat die metallurgiese proses betree het en 'Goud verkoop' verteenwoordig besendings van die myn aan 'n raffinadery.
6. Maart se kwartaallikse resultate is heraangegee weens 'n fout in die berekening van die betaalbare opsiepremie. Die uitwerking op wins na belasting is R22 miljoen en word deur 'n ooreenstemmende aanpassing op die balansstaat weerspieël.
7. Wesensverdienste sluit nie die tantième in wat deur Barnato Exploration Limited van Golden Star Resources ontvang is en deel uitgemaak het van die verkoopteenprestasie vir Prestea nie.

STAAT VAN VERANDERINGS IN AANDEELHOUERSEKWITEIT

	Getal gewone aandele uitgereik en betaal Miljoen	Aandele-kapitaal Rm	Aandele-premie Rm	Reserwe Rm	Behoue verdienste/ (Opgehoopte tekort) Rm	Totaal Rm
Saldo op 31 Desember 2002	105.4	105.4	1,863.5	–	(217.0)	1,751.9
Toeskryfbare wins	–	–	–	–	116.3	116.3
Aanpassing na billike waarde	–	–	–	(353.7)	–	(353.7)
Saldo op 30 Junie 2003	**105.4**	**105.4**	**1,863.5**	**(353.7)**	**(100.7)**	**1,514.5**

REKENINGKUNDIGE GRONDSLAG

Die kwartaallikse resultate word ooreenkomstig Suid-Afrikaanse Standpunte oor Algemeen Aanvaarde Rekeningkundige Praktyk opgestel.

Die finansiële groepresultate sluit die bates, laste en resultate van die bedrywighede van Western Areas Limited ("Western Areas") en sy filiale op 'n gekonsolideerde grondslag in.

VERKORTE BALANSSTAAT

	Aantekeninge	Kwartaal geëindig 30.06.03 Ongeouditeer Rm	Kwartaal geëindig 31.03.03 Ongeouditeer Rm	Jaar geëindig 31.12.02 Geouditeer Rm
BATES				
Mynboubates	4	**3,142.2**	3,055.1	2,976.1
Uitgestelde premiekoste		**1,009.0**	1,077.7	1,148.8
Genoteerde beleggings	2	**92.4**	167.5	61.5
Kontant en kontantekwivalente		**39.6**	41.6	76.4
Ander bates		**237.2**	243.6	228.5
EKWITEIT EN AANSPREEKLIKHEDE				
Aandeelhouersekwiteit	3	**1,514.5**	1,519.4	1,751.7
Buite-aandeelhouersekwiteit		**25.7**	24.7	22.5
Uitgestelde belasting		**(104.2)**	(148.4)	176.7
Opsiepremie betaalbaar	6	**1,245.3**	1,289.2	1,382.2
Uitgestelde premie-inkomste		**907.9**	958.0	1,009.7
Skans-aanspreeklikheid		**777.7**	785.8	–
Ander aanspreeklikhede		**153.5**	156.8	148.5

OOP SKANS POSISIES

Jaar tot Desember	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Totaal
Verkoopopsies gekoop													
Bedrag verskans (ons 000e)	**102**	210	215	205	206	214	209	214	200	206	205	98	2,285
Trefprys ($/ons)	**278.2**	268.2	278.2	288.2	288.2	288.2	293.2	303.2	313.2	313.2	323.2	333.2	
Koopopsies verkoop													
Bedrag verskans (ons 000e)	**68**	162	166	157	158	165	161	165	154	158	158	76	1,748
Trefprys ($/ons)	**278.7**	268.7	278.7	288.7	288.7	288.7	293.7	303.7	313.7	313.7	323.7	333.7	
Koopopsies gekoop													
Bedrag verskans (ons 000e)	**37**	87	89	85	85	89	87	89	83	86	85	41	943
Trefprys ($/ons)	**278.7**	288.7	298.7	308.7	323.7	333.7	348.7	358.7	373.7	398.7	413.7	428.7	
Koopopsies verkoop													
Bedrag verskans (ons 000e)	**27**	65	66	63	63	66	64	66	62	63	63	30	699
Trefprys ($/ons)	**288.7**	303.7	318.7	333.7	348.7	363.7	378.7	393.7	408.7	423.7	438.7	453.7	
Koopopsies verkoop													
Bedrag verskans (ons 000e)	**19**	42	21										82
Trefprys ($/ons)	**310.0**	310.0	310.0										310.0
Koopopsies gekoop													
Bedrag verskans ($m'e)	**10**												10
Trefprys ($/R)	**8.0000**												8.0000
Call options sold													
Bedrag verskans ($m'e)	**10**												10
Trefprys ($/R)	**8.6200**												8.6200

BRIEF AAN AANDEELHOUERS

Die toeskryfbare wins na belasting vir die Junie-kwartaal het R42.8 miljoen beloop in vergelyking met R73.5 miljoen vir die vorige kwartaal. Die daling in toeskryfbare wins na belasting ten spyte van 'n toename in goudinkomste van 39% teenoor verlede kwartaal, is teengewerk deur 'n kleiner voorsiening ten bedrae van R13.4 miljoen ingevolge die billike waarde aanpassing van R59.7 miljoen vir die afgeleide transaksie in verhouding met die Maart-kwartaal. Die swaai in afgeleide transaksie nie-kontantvoorsienings het hoofsaaklik betrekking op 'n herwaardasie van die uitgestelde premie betaalbaar wat deur 'n verlangsaming in die appresiasie van die rand en 'n daling in die rentekoersopbrengskurwe in die Verenigde State teenoor verlede kwartaal gesteun word. Goudproduksie het in die Junie-kwartaal met 15% toegeneem na gelang die uitwerking van die brand by die terugvullingsaanleg op 83-vlak afgeneem het en produktiwiteitsvlakke het in vergelyking met die eerste kwartaal se flou vertoning verbeter hoewel die Paasvakansie gedurende die huidige kwartaal 'n matige impak op produksie gehad het. Die stewige toename in goudinkomste vir die kwartaal is behaal met die ondersteuning van beter goudproduksie en 'n verlaging in goudvoorraad, hoewel laasgenoemde ook in die toename in bedryfskoste vir die kwartaal weerspieël word.

Die opbrengs het steeds teenoor verlede kwartaal verbeter teen 7.73g/t in vergelyking met 7.30g/t in die Maart-kwartaal, wat 'n aanduiding is van die hoër graad wat behaal word na gelang beter graad- en verwateringsbeheerinisiatiewe wat by South Deep geïmplementeer is, begin vrugte dra. Dit is benewens die hoër in situ graad wat tans aangetref word en na verwagting die res van die jaar sal voortduur. Die tendens van verbetering in South Deep se prestasie sal na verwagting voortduur na gelang die projek die einde van die fase nader en die benutting van die nuwe infrastruktuur 'n aanvang neem. Die totale produksiekoste het van R118.7 miljoen tot R147.5 miljoen gestyg, hoofsaaklik as gevolg van die voorraadverlaging wat in die verhoogde koste weerspieël word en 'n afskrywing van die terugvullingsaanleg na die brand wat tot gevolg gehad het dat totale produksiekoste per kilogram van R77,381 per kilogram met 8% tot R83,549 per kilogram styg. Die kontantkoste het van R70,464 per kilogram met 6% tot R65,980 per kilogram gedaal.

Die voorgenome verkoop van Barnato Exploration Limited ("Barnex") duur nog voort en sal na verwagting teen 30 September 2003 afgehandel wees. Die verhandelbare instrumente wat ingevolge die voorgestelde Barnex-verkoop ontvang is, sal tesame met bestaande beleggings aangewend word om die Maatskappy se deel van die South Deep gesamentlike onderneming se besteding te befonds.

Die finale inbedryfstelling van die South Deep-skag (Twee Skag Kompleks) sal volgens skedule in Desember 2003 afgehandel word. Die ontwikkeling van die Twee Skag Kompleks en ondersteunende infrastruktuur bly steeds een van ons hooffokusgebiede in hierdie lewenslange, wêreldklasbate.

Brett Kebble
Hoof Uitvoerende Beampte

Chris Lamprecht
Finansiële Direkteur

Johannesburg
7 Augustus 2003

KONTAKBESONDERHEDE

WESTERN AREAS LIMITED
Harrisonstraat 28
Johannesburg, 2001
Posbus 61719, Marshalltown, 2107
Telefoon: *+27 (11) 688-5000*
Faks: *+27 (11) 834-9195*

KANTOOR VAN SUID-AFRIKAANSE OORDRAGSEKRETARIS
Computershare Beperk
Marshallstraat 70
Johannesburg, 2001
Posbus 1053, Johannesburg, 2000
Telefoon: *+27 (11) 370-5000*
Faks: *+27 (11) 372-5271/2*

KANTOOR VAN VK-OORDRAGSEKRETARIS
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

BELEGGERVERHOUDINGS
George Poole
Telefoon: *+27 (11) 688-5000*
Faks: *+27 (11) 836-3757*
epos: *gpoole@jci.co.za*

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REGISTRASIENOMMER 1959/003209/06 • IN DIE REPUBLIEK VAN SUID-AFRIKA GEINKORPOREER • ISIN: ZAE000016549 • AANDELEKODE: WAR